Exhibit 1

Transactions in the Shares During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased / (Sold)	Price per Share ($)	Date of Transaction

CARRONADE CAPITAL MASTER, LP

Purchase of Common Stock	64,781	17.8772	10/31/2025

CARRONADE CAPITAL MANAGEMENT, LP
(Through the Managed Account)

Purchase of Common Stock	8,840	18.4442	10/23/2025

BENJAMIN C. DUSTER, IV

Purchase of Common Stock	1,362	17.8046	11/05/2025
Purchase of Common Stock	2,300	17.7000	11/05/2025
Purchase of Common Stock	1,000	17.4900	11/06/2025
Purchase of Common Stock	2,900	17.3000	11/07/2025

DENNIS A. PRIETO

Purchase of Common Stock	450	15.7600	11/11/2025